Oppenheimer & Co. Inc.
300 Madison Avenue
New York, NY 10017
U.S.A.

October 29, 2009

Re:	China Integrated Energy, Inc.
Registration Statement on Form S-1
(Registration File No. 333-161831)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters of the offering, wish to advise you that we have made necessary arrangements to distribute the preliminary prospectus dated October 29, 2008 for the offering by Thursday, October 29, 2009, approximately as follows:

845 copies to prospective underwriters
1,415 copies to institutional investors
3,246 copies to individuals

Total:	5,506

On October 28, 2009, the Financial Industry Regulatory Authority has granted a “No Objections” opinion in respect of this offering.

We confirm that we, in our capacity as representative of the several underwriters of the offering, are aware of our obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of China Integrated Energy, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:30 pm, New York City time, on October 29, 2009, or as soon thereafter as practicable.

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Securities and Exchange Commission

Very truly yours,

As representative of the several Underwriters

By:	OPPENHEIMER & CO. INC.

By:	/s/ Andrew MacInnes
Name: Andrew MacInnes
Title: Managing Director

SIGNATURE PAGE TO UNDERWRITERS’ ACCELERATION REQUEST